UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.            )*

Brookfield Homes Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
112723 10 1
(CUSIP Number)
Shane Pearson
8500 Executive Park Avenue, Suite 300
Fairfax, Virginia 22031
(703) 270-1700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 8, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 112723 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) IAN G. COCKWELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS *

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	CANADIAN

	7	SOLE VOTING POWER

NUMBER OF		1,356,486

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,356,486

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,356,486 SHARES OF COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

	Excludes 15,021,266 common shares (the “Common Shares”) of Brookfield Homes Corporation (“Brookfield Homes”) beneficially owned by Brookfield Asset Management Inc. (“Brookfield”) based upon information contained in the Schedule 13D/A of Brookfield filed with the Securities and Exchange Commission with respect to Common Shares owned as of November 1, 2007. Partners Limited (“Partners”) owns all of Brookfield’s Class B Limited Voting Shares and approximately 10% of Brookfield’s Class A Limited Voting Shares directly or indirectly on a fully diluted basis. The Reporting Person is a shareholder of Partners and may be deemed to share beneficial ownership of Brookfield Homes Common Shares with Brookfield. The Reporting Person disclaims beneficial ownership of the Common Shares owned by Brookfield.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

	5.0942%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No. 112723 10 1
Item 1. Security and Issuer.
The title and class of equity security to which this statement on Schedule 13D relates is the shares of common stock, par value $0.01 per share (the “Common Shares”), of Brookfield Homes Corporation (“Brookfield Homes’), a Delaware corporation. The principal executive offices of Brookfield Homes are located at 8500 Executive Park Avenue, Suite 300, Fairfax, Virginia 22031.
Item 2. Identity and Background.
(a) Ian G. Cockwell (the “Reporting Person”)
(b) 8500 Executive Park Avenue, Suite 300, Fairfax VA, 22031 (Business Address of Principal Executive Offices of Brookfield Homes)
(c) The principal occupation of the Reporting Person is President and Chief Executive Officer of Brookfield Homes.
(d) — (e) During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Canadian
Item 3. Source and Amount of Funds or Other Consideration.
The Reporting Person’s initial position in Brookfield Homes was 12,192 Common Shares received on January 6, 2003 pursuant to a reorganization and spin-off of Brookfield Properties Corporation’s California and Washington D.C. Area homebuilding and land development operations. Since that time, the Reporting Person has purchased 1,188,975 Common Shares of Brookfield Homes, representing 4.5% of the outstanding Common Shares of the Corporation during the period from January 9, 2003 to November 8, 2007 for an average price of $20.38, including shares purchased upon the exercise of options as set out in the following schedule. This Schedule 13D is required to be filed as a result of such transactions, together with the securities that the Reporting Person has the right to acquire through the exercise of stock options on or within 60 days of November 8, 2007. All the funds required for such purchases were from personal funds.

Date of Transaction	Amount of Securities	Price per Share	Where and How Effected

01/09/2003	10,000	$9.84	New York Stock Exchange (purchase)
01/10/2003	50,000	$9.65	New York Stock Exchange (purchase)
01/15/2003	35,000	$9.95	New York Stock Exchange (purchase)
02/20/2003	57,000	$11.61	New York Stock Exchange (purchase)
02/28/2003	10,000	$11.48	New York Stock Exchange (purchase)
05/07/2003	3,000	$14.98	New York Stock Exchange (purchase)
06/29/2004	50,000	$1.00	Exercise of Options (acquired)

CUSIP No. 112723 10 1

Date of Transaction	Amount of Securities	Price per Share	Where and How Effected

04/20/2005	96,637	$1.00	Exercise of Options (acquired)
04/20/2005	32,000	$1.74	Exercise of Options (acquired)
12/07/2005	3,000	$47.70	New York Stock Exchange (purchase)
12/08/2005	48,000	$47.85	New York Stock Exchange (purchase)
12/09/2005	48,000	$47.44	New York Stock Exchange (purchase)
12/12/2005	7,000	$49.36	New York Stock Exchange (purchase)
01/06/2006	73,319	$1.00	Exercise of Options (acquired)
03/03/2006	10,000	$48.55	New York Stock Exchange (purchase)
03/10/2006	22,400	$46.43	New York Stock Exchange (purchase)
05/05/2006	20,000	$41.19	New York Stock Exchange (purchase)
05/08/2006	12,500	$42.38	New York Stock Exchange (purchase)
05/09/2006	10,000	$42.20	New York Stock Exchange (purchase)
05/09/2006	16,000	$1.74	Exercise of Options (acquired)
05/15/2006	10,000	$40.87	New York Stock Exchange (purchase)
05/17/2006	20,000	$38.47	New York Stock Exchange (purchase)
05/19/2006	20,000	$36.96	New York Stock Exchange (purchase)
05/22/2006	20,000	$35.63	New York Stock Exchange (purchase)
06/14/2006	58,600	$30.76	New York Stock Exchange (purchase)
01/16/2007	73,319	$1.00	Exercise of Options (acquired)
03/26/2007	38,000	$32.49	New York Stock Exchange (purchase)
03/27/2007	30,000	$31.96	New York Stock Exchange (purchase)
06/11/2007	30,000	$30.52	New York Stock Exchange (purchase)
06/12/2007	50,000	$30.14	New York Stock Exchange (purchase)
06/13/2007	53,800	$29.68	New York Stock Exchange (purchase)
08/03/2007	75,000	$19.04	New York Stock Exchange (purchase)
09/07/2007	12,000	$18.81	New York Stock Exchange (purchase)
09/10/2007	33,000	$18.51	New York Stock Exchange (purchase)
09/11/2007	8,000	$18.51	New York Stock Exchange (purchase)

CUSIP No. 112723 10 1

Date of Transaction	Amount of Securities	Price per Share	Where and How Effected

11/08/2007	43,400	$15.76	New York Stock Exchange (purchase)
Total Acquired in Period	1,188,975	$20.38
See also Item 4.
Item 4. Purpose of Transaction.
The Reporting Person from time to time purchases the Common Shares of Brookfield Homes for investment purposes. For this reason, the Reporting Person has been acquiring Common Shares of Brookfield Homes since January 2003 and may continue to do so. The Reporting Person may also cease buying securities or may sell securities at any time. Any additional purchases or sales of securities may be in the open market or privately negotiated transactions, or otherwise, including upon the exercise of options. The Reporting Person is President and Chief Executive Officer of Brookfield Homes and as a result in the ordinary course or otherwise may take actions to influence the management, business and affairs of Brookfield Homes.
Other than as described or contemplated above or announced publicly, the Reporting Person does not have any current plans or proposals that relate to or would result in:
(a)	the acquisition by any person of additional securities of Brookfield Homes, or the disposition of securities of Brookfield Homes;

(b)	an extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving Brookfield Homes or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of Brookfield Homes or any of its subsidiaries;

(d)	any change in the present board of directors or management of Brookfield Homes, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Brookfield Homes;

(f)	any material change in Brookfield Homes’ business or corporate structure;

(g)	changes in Brookfield Homes’ charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Brookfield Homes by any person;

(h)	causing a class of securities of Brookfield Homes to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Brookfield Homes becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

CUSIP No. 112723 10 1
Item 5. Interest in Securities of the Issuer.
(a)-(c) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 1,356,486 Common Shares, excluding those shares beneficially owned by Brookfield as described above under Item 12 of the Cover Page. Included in this total are Common Shares which the Reporting Person has the right to acquire on or within 60 days. Such Common Shares constitute approximately 5% of the outstanding Common Shares of Brookfield Homes based on the number of Common Shares outstanding as of November 8, 2007. The Reporting Person may be deemed to have the sole power to vote or direct the vote of the Common Shares beneficially owned by it with respect to those matters described above or to dispose of such Common Shares.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not applicable.
Item 7. Material to be Filed as Exhibits.
Not applicable.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 12, 2007

Signed:	/s/ IAN G. COCKWELL

Ian G. Cockwell